Sysorex, Inc.

13880 Dulles Corner Lane, Suite 120

Herndon, Virginia 20171

August 30, 2023

United States Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C.   20549

Attention:	Mariam Mansaray
Jeff Kauten
Amanda Kim
Stephen Krikorian

Re:	Sysorex, Inc. (the “Company”)
Application for Withdrawal of Registration Statement on Form S-1
Filed November 17, 2022
File No. 333-268446

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Sysorex, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, initially filed November 17, 2022, File No. 333-268446, together with all exhibits thereto (collectively, the “Registration Statement”).

The grounds upon which the Company is making this application for withdrawal are that the Selling Securityholders do not intend to proceed with the planned registered offering of common stock under the Registration Statement at this time due to prevailing market conditions. The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please do not hesitate to contact Laura Anthony, Esq. at 561-514-0936 or lanthony@anthonypllc.com rqashu@bartonesq.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

/s/ Wayne Wasserberg
Wayne Wasserberg
Chief Executive Officer

cc:	Laura Anthony, Esq.